Shinhan Financial Group 2006 3Q Operating Results

On November 2, 2006, Shinhan Financial Group announced its operating results for the nine-month period ended on September 30, 2006 in the form of a live web-cast and conference call. Below are the key figures we announced through a fair disclosure. The full IR presentation material and an audio recording of our web-cast and conference call are available at our website (www.shinhangroup.com).

The financial information in this report has been prepared in accordance with accounting principles generally accepted in Korea and are to be reviewed by our independent auditor. As figures provided have not yet been fully reviewed by external auditors, contents are subject to changes in the due course of the auditing process.

As of April 1, 2006, the newly integrated Shinhan Bank was launched and the credit card operation of Chohung Bank was spun off and merged into Shinhan Card. As Chohung Bank is the surviving entity, 3Q 2005 accumulated operating results are of pre-merger Chohung Bank. Also please note that pre-merger Shinhan Bank’s 1Q results have not been included in the 3Q 2006 accumulated operating results.

1. Operating Results of Shinhan Financial Group (consolidated)

(KRW million)

	3Q 2006	3Q 2005	Change
	(Accumulated)	(Accumulated)	—

Operating Revenue	14,680,049	11,525,773	27.37%

Operating Income	1,770,707	1,340,555	32.09%

Ordinary Income	2,146,113	1,475,421	45.46%

Net Income	1,582,225	1,265,875	24.99%

	3Q 2006	2Q 2006	Change	3Q 2005	Change
Operating Revenue	4,457,630	4,884,516	-8.74%	3,428,256	30.03%

Operating Income	622,454	510,629	21.90%	466,573	33.41%

Ordinary Income	728,392	717,018	1.59%	467,954	55.65%

Net Income	510,166	595,709	-14.36%	407,391	25.23%

2. Operating Results of Shinhan Bank (non-consolidated)

(KRW million)

	3Q 2006	3Q 2005	Change
	(Accumulated)	(Accumulated)	—

Operating Revenue	9,127,804	5,635,103	61.98%

Operating Income	1,159,454	493,843	134.78%

Ordinary Income	1,588,714	539,969	194.22%

Net Income	1,182,017	537,032	120.10%

	3Q 2006	2Q 2006	Change
Operating Revenue	3,244,296	3,557,546	-8.81%

Operating Income	493,068	414,045	19.09%

Ordinary Income	639,386	701,311	-8.83%

Net Income	461,732	519,420	-11.11%

3. Net Income of Main Subsidiaries (non-consolidated)

(KRW million)

	3Q 2006	3Q 2005	Change
	(Accumulated)	(Accumulated)
GMS Securities	80,958	54,235	49.27%
Shinhan Card	187,059	53,446	250.00%
SH Life Insurance	97,202	-	-
Shinhan Capital	43,128	19,723	118.67%

	3Q 2006	2Q 2006	Change
GMS Securities	19,760	36,124	-45.30%
Shinhan Card	66,936	103,617	-35.40%
SH Life Insurance	36,500	30,688	18.94%
Shinhan Capital	13,828	8,085	71.03%